Appendix 99.5
ATS Reports Third Quarter Fiscal 2024 Results

02/07/2024

Cambridge, ON / BUSINESS WIRE / ATS Corporation (TSX and NYSE: ATS) (“ATS” or the “Company”) today reported its financial results for the three and nine months ended December 31, 2023. All references to "$" or "dollars" in this news release are to Canadian dollars unless otherwise indicated.

Third quarter highlights:
•Revenues increased 16.2% year over year to $752.0 million.
•Net Income was $47.2 million compared to $29.2 million a year ago.
•Basic earnings per share were 48 cents, compared to 32 cents a year ago.
•Adjusted EBITDA1 was $119.3 million, 18.5% higher compared to $100.7 million a year ago.
•Adjusted basic earnings per share1 were 65 cents compared to 56 cents a year ago.
•Order Bookings1 were $668 million, 31.8% lower compared to $979 million a year ago, which included Order Bookings of U.S. $221.3 million (approximately $300.2 million CAD) from an electric vehicle ("EV") customer.
•Order Backlog1 decreased 11.0% to $1,907 million compared to $2,143 million a year ago.

"Today we announced our third quarter results. Building on our momentum from the first half of the year, we again demonstrated strong organic revenue growth and adjusted earnings," said Andrew Hider, Chief Executive Officer. "We also completed the acquisition of Avidity, which complements our existing life sciences businesses while furthering our product offerings to both new and existing customers."

"In addition, subsequent to the quarter end, our PA Solutions business completed the acquisition of IT.ACA. Engineering S.r.l. ("ITACA"), an Italian based automation integrator with a focus on pharma processing. We are pleased to welcome both the Avidity and ITACA teams to the ATS family as we drive our strategy and evolve our portfolio."

Year-to-date highlights:
•Revenues increased 21.4% year over year to $2,241.4 million.
•Net Income increased 48.5% year over year to $145.7 million.
•Basic earnings per share increased 39.3% year over year to $1.49.
•Adjusted EBITDA1 increased 25.3% year over year to $354.6 million.
•Adjusted basic earnings per share1 increased 19.5% year over year to $1.96.
•Order Bookings1 were $2,100 million, compared to $2,518 million a year ago.

Mr. Hider added: “Our diversified opportunity funnel and our strategic acquisitions give us ongoing confidence in our ability to create strong shareholder value and continue to deliver solutions that positively impact lives around the world."

1.Non-IFRS Financial Measure - See “Non-IFRS and Other Financial Measures."

Financial results
(In millions of dollars, except per share and margin data)

	Three Months Ended December 31, 2023	Three Months Ended January 1, 2023	Variance	Nine Months Ended December 31, 2023	Nine Months Ended January 1, 2023	Variance
Revenues	$752.0	$647.0	16.2%	$2,241.4	$1,846.6	21.4%
Net income	$47.2	$29.2	61.6%	$145.7	$98.1	48.5%
Adjusted earnings from operations[1,2]	$101.2	$86.2	17.4%	$301.6	$241.5	24.9%
Adjusted earnings from operations margin[1,2]	13.5%	13.3%	13bps	13.5%	13.1%	38bps
Adjusted EBITDA[1,2]	$119.3	$100.7	18.5%	$354.6	$283.0	25.3%
Adjusted EBITDA margin[1,2]	15.9%	15.6%	30bps	15.8%	15.3%	50bps
Basic earnings per share	$0.48	$0.32	50.0%	$1.49	$1.07	39.3%
Adjusted basic earnings per share[1,2]	$0.65	$0.56	16.1%	$1.96	$1.64	19.5%
Order Bookings[1]	$668.0	$979.0	(31.8)%	$2,100.0	$2,518.0	(16.6)%

As At	December 31 2023	January 1 2023	Variance
Order Backlog[1]	$1,907	$2,143	(11.0)%
1Non-IFRS Financial Measure - See “Non-IFRS and Other Financial Measures."
2Certain Non-IFRS Financial Measures have been revised from previously disclosed values to exclude the impact on stock-based compensation expense of the revaluation of deferred stock units and restricted share units resulting specifically from the change in market price of the Company's common shares between periods ("stock-based compensation revaluation expenses"). Management believes that this adjustment provides further insight into the Company's performance, as share price volatility drives variability in the Company's stock-based compensation expense.

Recent Acquisitions
On November 16, 2023, the Company acquired Avidity Science, LLC ("Avidity"), a growing designer and manufacturer of automated water purification solutions for biomedical and life science applications. The total purchase price paid in the third quarter of fiscal 2024, pending post-closing adjustments was $271.9 million (U.S. $198.6 million). Avidity serves a diverse global customer base of pharmaceutical, biopharma, healthcare, government, and academic research facilities. Avidity bolsters ATS' value proposition for both new and existing customers by providing researchers confidence in their data during key stages of drug discovery, development and testing.

On January 1, 2024, subsequent to the third quarter, the Company acquired IT.ACA. Engineering S.r.l., an Italian automation system integrator.

Third quarter summary
Fiscal 2024 third quarter revenues were 16.2% or $105.0 million higher than in the corresponding period a year ago. This performance reflected year-over-year organic revenue growth (growth excluding contributions from acquired companies and foreign exchange translation) of $59.2 million or 9.1%, and revenues earned by acquired companies of $29.7 million, most notably $13.8 million from Avidity

Science, LLC ("Avidity"), which was acquired in the third quarter of fiscal 2024. Foreign exchange translation positively impacted revenues by $16.1 million or 2.5%, primarily reflecting the strengthening of the Euro relative to the Canadian dollar. Revenues generated from construction contracts increased 14.9% or $63.0 million due to organic revenue growth combined with positive foreign exchange translation impact. Revenues from services increased 23.2% or $28.8 million due to revenues earned by acquired companies of $18.0 million in addition to organic revenue growth and the positive impact of foreign exchange translation. Revenues from the sale of goods increased 13.1% or $13.2 million primarily due to revenues earned by acquired companies of $11.2 million in addition to a positive foreign exchange translation impact.

By market, revenues generated in life sciences increased $12.7 million or 4.2% year over year. This was primarily due to contributions from acquisitions totalling $18.2 million and the positive impact of foreign exchange translation, partially offset by revenues earned a year ago on a large $120.0 million program. Revenues in transportation increased $78.8 million or 48.8%, due to timing of program execution and on higher Order Backlog entering the third quarter of fiscal 2024, driven primarily by EV Order Bookings, including previously announced EV Order Bookings of U.S. $578.2 million. Revenues generated in food & beverage increased $6.4 million or 7.2% due to revenues earned by acquired companies and the positive impact of foreign exchange translation. Revenues generated in consumer products decreased $0.9 million or 1.3%. Revenues in energy increased $8.0 million or 34.9% due to higher Order Backlog entering the period as compared to the prior year and $3.5 million of contributions from acquisitions.
Net income for the third quarter of fiscal 2024 was $47.2 million (48 cents per share basic), compared to $29.2 million (32 cents per share basic) for the third quarter of fiscal 2023. The increase primarily reflected higher revenues, partially offset by higher cost of revenues, selling, general and administrative ("SG&A") expenses, and restructuring charges. Adjusted basic earnings per share were 65 cents compared to 56 cents in the third quarter of fiscal 2023 (see “Reconciliation of Non-IFRS Measures to IFRS Measures”).

Depreciation and amortization expense was $35.2 million in the third quarter of fiscal 2024, compared to $27.9 million a year ago; the increase was primarily related to incremental depreciation and amortization expense from recently acquired companies.
EBITDA was $113.7 million (15.1% EBITDA margin) in the third quarter of fiscal 2024 compared to $83.9 million (13.0% EBITDA margin) in the third quarter of fiscal 2023. EBITDA for the third quarter of fiscal 2024 included $16.2 million of restructuring charges, $0.9 million of incremental costs related to acquisition activity, $0.8 million of acquisition-related fair value adjustments to acquired inventories, a $0.6 million recovery of stock-based compensation expenses due to revaluation, and an $11.7 million gain on sale of facilities. EBITDA for the corresponding period in the prior year included $0.7 million of incremental costs related to acquisition activity, $10.5 million of restructuring charges, and $5.6 million of stock-based compensation revaluation expenses. Excluding these costs, adjusted EBITDA was $119.3 million (15.9% adjusted EBITDA margin), compared to $100.7 million (15.6% adjusted EBITDA margin) for the corresponding period in the prior year. Higher adjusted EBITDA reflected higher revenues partially offset by increased SG&A expenses. EBITDA is a non-IFRS measure - see “Non-IFRS and Other Financial Measures.”

Order Backlog Continuity
(In millions of dollars)

	Three Months Ended December 31, 2023	Three Months Ended January 1, 2023	Nine Months Ended December 31, 2023	Nine Months Ended January 1, 2023
Opening Order Backlog	$2,016	$1,793	$2,153	$1,438
Revenues	(752)	(647)	(2,241)	(1,847)
Order Bookings	668	979	2,100	2,518
Order Backlog adjustments[1]	(25)	18	(105)	34
Total	$1,907	$2,143	$1,907	$2,143
1.Order Backlog adjustments include incremental Order Backlog of acquired companies ($4 million acquired with Avidity in the three and nine months ended December 31, 2023, and $11 million acquired with IPCOS Group N.V. in the three and nine months ended January 1, 2023), foreign exchange adjustments, scope changes and cancellations.

Order Bookings
Third quarter fiscal 2024 Order Bookings were $668 million, a 31.8% year over year decrease, reflecting an organic Order Bookings decline of 36.2%, primarily related to the transportation market, partially offset by 3.0% growth from acquired companies, in addition to a 1.4% increase due to foreign exchange rate translation of Order Bookings from foreign-based ATS subsidiaries, primarily reflecting the strengthening of the Euro relative to the Canadian dollar. Order Bookings from acquired companies totalled $29.0 million. By market, Order Bookings in life sciences increased compared to the prior-year period primarily due to $18.1 million of contributions from acquired companies, organic growth and a positive foreign exchange rate translation of Order Bookings from foreign-based ATS subsidiaries. Order Bookings in transportation decreased compared to the prior-year period, as a result of variability on timing of large EV orders. Third quarter fiscal 2023 included Order Bookings of U.S. $221.3 million (approximately $300.2 million CAD) from a global automotive customer to move towards fully automated battery assembly systems for their North American manufacturing operations. Order Bookings in food & beverage increased compared to the prior-year period primarily due to foreign exchange rate translation of Order Bookings from foreign-based ATS subsidiaries. Order Bookings in consumer products increased primarily due to the timing of customer projects and contributions from acquired companies. Order Bookings in energy decreased primarily due to timing of customer projects.

Trailing twelve month book-to-bill ratio at December 31, 2023 was 0.95:1. Book-to-bill ratio is a supplementary financial measure - see “Non-IFRS and Other Financial Measures.”

Backlog
At December 31, 2023, Order Backlog was $1,907 million, 11.0% lower than at January 1, 2023 primarily on account of lower Order Backlog within the transportation market where several large, strategic Order Bookings were included a year ago.

Outlook
The life sciences funnel remains strong, with a focus on strategic submarkets of pharmaceuticals, radiopharmaceuticals, and medical devices such as auto-fillers and auto-injectors. Management continues to see opportunities with both new and existing customers, including those customers using auto-injectors for diabetes and obesity treatments, and producers of contact lens and pre-filled syringes, as well as opportunities to provide life science solutions that leverage various integrated capabilities to serve broader customer needs. In transportation, the funnel largely includes strategic opportunities related to electric vehicles, as the global automotive industry continues to shift towards EV production. The strategic nature of EV programs can result in larger average order values, resulting in variability in Order Bookings. Management believes the Company's automated EV battery pack and assembly capabilities position ATS well within the industry. Management is working with one of its EV customers to support their revised timing on a portion of an existing program as the customer works to realign their production schedules. The near-term market for electric vehicles remains dynamic as automotive Original Equipment Manufacturers look to align capacity to end-market demand and lower platform costs, however the longer-term fundamentals remain intact and the transportation funnel is strong and reflects diversified, long-term opportunities. Funnel activity in food & beverage remains strong, particularly for energy-efficient solutions. The Company continues to benefit from strong brand recognition within the global tomato processing industry, and there is ongoing interest in automated solutions with the food & beverage market. Funnel activity in consumer products is stable; inflationary pressures continue to have an effect on discretionary spending, which may impact timing of some customer investments. Funnel activity in energy remains strong and includes some longer-term opportunities in the nuclear industry. The Company is focused on clean energy applications including solutions for the refurbishment of nuclear power plants, early participation in the small modular reactor market, and grid battery storage. Across all markets, customers are exercising normal caution in their approach to investment and spending. Funnel growth in markets where environmental, social and governance ("ESG") requirements are an increasing focus for customers — including grid battery storage, EV and nuclear, as well as consumer goods packaging — provide ATS with opportunities to use its capabilities to respond to customer sustainability standards and goals, including global and regional requirements to reduce carbon emissions. Customers seeking to de-risk or enhance the resiliency of their supply chains, address a shortage of skilled workers or combat higher labour costs also provide future opportunities for ATS to pursue. Management believes that the underlying trends driving customer demand for ATS solutions including rising labour costs, labour shortages, production onshoring or reshoring and the need for scalable, high-quality, energy-efficient production remain favourable.

Order Backlog of $1,907 million is expected to help mitigate some of the impact of quarterly variability in Order Bookings on revenues in the short term. The Company’s Order Backlog includes several large enterprise programs that have longer periods of performance and therefore longer revenue recognition cycles. These programs have extended the average period over which the Company expects to convert its Order Backlog to revenues, providing ATS with longer visibility. In the fourth quarter of fiscal 2024, management expects the conversion of Order Backlog to revenues to be in the 36% to 39% range. This estimate is calculated each quarter based on management’s assessment of project schedules across all customer contracts, expectations for faster-turn product and services revenues, expected delivery timing of third-party equipment and operational capacity. The fourth-quarter conversion range accounts for the impact of approximately $200 million of Order Backlog with one of the Company's EV customers that has been delayed, as noted above. Management expects that the program will restart in the first quarter of fiscal 2025.

The timing of customer decisions on larger opportunities is expected to cause variability in Order Bookings from quarter to quarter. Revenues in a given period are dependent on a combination of the volume of outstanding projects the Company is contracted to, the size and duration of those projects, and the timing of project activities including design, assembly, testing, and installation. Given the specialized nature of the Company’s offerings, the size and scope of projects vary based on customer needs. The Company seeks to achieve revenue growth organically and by identifying strategic acquisition opportunities that provide access to attractive end-markets and new products and technologies and deliver hurdle-rate returns.

In the short term, ATS will continue to mitigate supply chain volatility, which has been contributing to longer lead times and cost increases in the supply base over the past several quarters. However, prolonged cost increases and price volatility have and may continue to disrupt the timing and progress of the Company’s margin expansion efforts and affect revenue recognition. In addition, with a portion of Order Backlog related to one of the Company's EV programs currently delayed, Management expects to see near-term margin pressure in its Transportation business. Over time, sustaining management's margin target assumes that the Company will successfully implement the initiatives noted below, and that such initiatives will result in improvements to its adjusted earnings from operations margin that offset these shorter-term pressures (see “Forward-Looking Statements” for a description of the risks underlying the achievement of the margin target in future periods).

The Company regularly monitors customers for changes in credit risk and does not believe that any single industry or geographic region represents significant credit risk.
In the short term, the Company expects non-cash working capital to remain elevated as large enterprise programs progress through milestones. Over the long-term, the Company expects to continue investing in non-cash working capital to support growth, with fluctuations expected on a quarter-over-quarter basis. The Company’s long-term goal is to maintain its investment in non-cash working capital as a percentage of annualized revenues below 15%. However, given the size and timing of milestone payments for certain large EV programs in Order Backlog, the Company could see its working capital exceed 15% of annualized revenues in certain periods as it did in the first three quarters of fiscal 2024. The Company expects that continued cash flows from operations, together with cash and cash equivalents on hand and credit available under operating and long-term credit facilities will be sufficient to fund its requirements for investments in non-cash working capital and capital assets, and to fund strategic investment plans including some potential acquisitions. Acquisitions could result in additional debt or equity financing requirements for the Company. Non-cash working capital as a percentage of revenues is a Non-IFRS ratio - see “Non-IFRS and Other Financial Measures.”

Management is pursuing several initiatives to grow revenues and improve profitability with the goal of expanding its adjusted earnings from operations margin to 15% over time through a combination of operational initiatives and portfolio development. Operational initiatives include a focus on pursuing continuous improvement in all business activities through the ATS Business Model, including in acquired businesses, improving global supply chain management, increasing the use of standardized platforms and technologies, and growing revenues while leveraging the Company’s cost structure. Portfolio development initiatives include efforts to grow the Company's products and after-sales service revenues as a percentage of overall revenues. After-sales revenues and reoccurring revenues, which ATS defines as revenues from ancillary products and services associated with equipment sales, and revenues from customers who purchase non-customized ATS product at regular intervals, are expected to provide some balance to customers' capital expenditure cycles. Management estimates that reoccurring revenues are currently in the range of 25% to 35% of total revenues on a trailing twelve-month basis. Moreover, the Company's financial profile, which has included strong growth, margin expansion and disciplined working capital investment, has allowed it to generate free cash flows that are reinvested back into the business. Management also sees the development of the Company's digitalization capabilities as another key area of growth for the portfolio, including the collection and interpretation of data to drive meaningful change that optimizes performance for customers. In addition, management is focused on investing in innovation and employing a consistent, strategic approach to acquisitions. The Company continues to make progress in line with its plans to integrate acquired companies, and expects to realize cost and revenue synergies consistent with announced integration plans.

Reorganization Activity
The Company periodically undertakes reviews of its operations to ensure alignment with strategic market opportunities. As a part of this review, the Company has identified and previously announced an opportunity to improve the cost structure of the organization and reallocate investment to growth areas. In the third quarter of fiscal 2024, restructuring expenses of $16.2 million were recorded in relation to the reorganization. The majority of the remaining actions are expected to be completed during the fourth quarter of fiscal 2024. The total estimated cost of these activities is expected to be at the higher end of the previously disclosed range of $15 million to $20 million.

Quarterly Conference Call
ATS will host a conference call and webcast at 8:30 a.m. eastern on Wednesday, February 7, 2024 to discuss its quarterly results. The listen-only webcast can be accessed live at www.atsautomation.com. The conference call can be accessed live by dialing (888) 660-6652 or (646) 960-0554 five minutes prior. A replay of the conference will be available on the ATS website following the call. Alternatively, a telephone recording of the call will be available for one week (until midnight February 14, 2024) by dialing (800) 770-2030 and using the access code 8782510.
About ATS
ATS Corporation is an industry-leading automation solutions provider to many of the world's most successful companies. ATS uses its extensive knowledge base and global capabilities in custom automation, repeat automation, automation products and value-added solutions including pre-automation and after-sales services, to address the sophisticated manufacturing automation systems and service needs of multinational customers in markets such as life sciences, transportation, food & beverage, consumer products, and energy. Founded in 1978, ATS employs over 7,000 people at more than 65 manufacturing facilities and over 85 offices in North America, Europe, Southeast Asia and Oceania. The Company's common shares are traded on the Toronto Stock Exchange and the NYSE under the symbol ATS. Visit the Company's website at www.atsautomation.com.

For more information, contact:	For general media inquiries, contact:
David Galison	Matthew Robinson
Head of Investor Relations	Director, Corporate Communications
ATS Corporation	ATS Corporation
730 Fountain Street North	730 Fountain Street North
Cambridge, ON, N3H 4R7	Cambridge, ON, N3H 4R7
(519) 653-6500	(519) 653-6500
dgalison@atsautomation.com	mrobinson@atsautomation.com

SOURCE: ATS Corporation

Consolidated Revenues
(In millions of dollars)

Revenues by type	Three Months Ended December 31, 2023	Three Months Ended January 1, 2023	Nine Months Ended December 31, 2023	Nine Months Ended January 1, 2023
Revenues from construction contracts	$485.2	$422.2	$1,473.8	$1,159.7
Services rendered	153.0	124.2	444.4	354.9
Sale of goods	113.8	100.6	323.2	332.0
Total revenues	$752.0	$647.0	$2,241.4	$1,846.6

Revenues by market	Three Months Ended December 31, 2023	Three Months Ended January 1, 2023	Nine Months Ended December 31, 2023	Nine Months Ended January 1, 2023
Life Sciences	$316.8	$304.1	$893.3	$885.4
Transportation	240.4	161.6	711.2	379.1
Food & Beverage	94.9	88.5	335.3	272.3
Consumer Products	69.0	69.9	217.2	222.9
Energy	30.9	22.9	84.4	86.9
Total revenues	$752.0	$647.0	$2,241.4	$1,846.6

Consolidated Operating Results
(In millions of dollars)

	Three Months Ended December 31, 2023	Three Months Ended January 1, 2023	Nine Months Ended December 31, 2023	Nine Months Ended January 1, 2023
Earnings from operations	$78.5	$56.0	$240.6	$170.6
Amortization of acquisition-related intangible assets	17.1	13.4	51.8	50.1
Acquisition-related transaction costs	0.9	0.7	2.1	1.6
Acquisition-related inventory fair value charges	0.8	—	0.8	9.2
Gain on sale of facilities	(11.7)	—	(11.7)	—
Restructuring charges	16.2	10.5	16.2	11.7
Mark to market portion of stock-based compensation	(0.6)	5.6	1.8	(1.7)
Adjusted earnings from operations[1,2]	$101.2	$86.2	$301.6	$241.5
1Non-IFRS Financial Measure, See “Non-IFRS and Other Financial Measures”
2The composition of these Non-IFRS Measures has been revised from what was previously disclosed. See "Non-IFRS and Other Financial Measures."

	Three Months Ended December 31, 2023	Three Months Ended January 1, 2023	Nine Months Ended December 31, 2023	Nine Months Ended January 1, 2023
Earnings from operations	$78.5	$56.0	$240.6	$170.6
Depreciation and amortization	35.2	27.9	104.8	91.6
EBITDA[1]	$113.7	$83.9	$345.4	$262.2
Restructuring charges	16.2	10.5	16.2	11.7
Acquisition-related transaction costs	0.9	0.7	2.1	1.6
Acquisition-related inventory fair value charges	0.8	—	0.8	9.2
Mark to market portion of stock-based compensation[2]	(0.6)	5.6	1.8	(1.7)
Gain on sale of facilities	(11.7)	—	(11.7)	—
Adjusted EBITDA[1,2]	$119.3	$100.7	$354.6	$283.0
1Non-IFRS Financial Measure, See “Non-IFRS and Other Financial Measures”
2The composition of these Non-IFRS Measures has been revised from what was previously disclosed. See "Non-IFRS and Other Financial Measures."

Order Backlog by Market
(In millions of dollars)

As at	December 31, 2023	January 1, 2023
Life Sciences	$875	$793
Transportation	564	887
Food & Beverage	207	208
Consumer Products	161	162
Energy	100	93
Total	$1,907	$2,143

Reconciliation of Non-IFRS Measures to IFRS Measures
(In millions of dollars, except per share data)

The following table reconciles adjusted EBITDA and EBITDA to the most directly comparable IFRS measure (net income):

	Three Months Ended December 31, 2023	Three Months Ended January 1, 2023	Nine Months Ended December 31, 2023	Nine Months Ended January 1, 2023
Adjusted EBITDA[1]	$119.3	$100.7	$354.6	$283.0
Less: restructuring charges	16.2	10.5	16.2	11.7
Less: acquisition-related transaction costs	0.9	0.7	2.1	1.6
Less: acquisition-related inventory fair value charges	0.8	—	0.8	9.2
Less: mark to market portion of stock-based compensation	(0.6)	5.6	1.8	(1.7)
Less: gain on sale of facilities	(11.7)	—	(11.7)	—
EBITDA	$113.7	$83.9	$345.4	$262.2
Less: depreciation and amortization expense	35.2	27.9	104.8	91.6
Earnings from operations	$78.5	$56.0	$240.6	$170.6
Less: net finance costs	17.5	19.7	49.9	43.9
Less: provision for income taxes	13.8	7.1	45.0	28.6
Net income	$47.2	$29.2	$145.7	$98.1
1The composition of these Non-IFRS Measures has been revised from what was previously disclosed. See "Non-IFRS and Other Financial Measures."

The following table reconciles adjusted earnings from operations, adjusted net income, and adjusted basic earnings per share to the most directly comparable IFRS measure (net income and basic earnings per share):

	Three Months Ended December 31, 2023					Three Months Ended January 1, 2023
	Earnings from operations	Finance costs	Provision for income taxes	Net income	Basic EPS	Earnings from operations	Finance costs	Provision for income taxes	Net income	Basic EPS
Reported (IFRS)	$78.5	$(17.5)	$(13.8)	$47.2	$0.48	$56.0	$(19.7)	$(7.1)	$29.2	$0.32
Amortization of acquisition- related intangibles	17.1	—	—	17.1	0.17	13.4	—	—	13.4	0.15
Restructuring charges	16.2	—	—	16.2	0.16	10.5	—	—	10.5	0.11
Acquisition-related inventory fair value charges	0.8	—	—	0.8	0.01	—	—	—	—	—
Acquisition-related transaction costs	0.9	—	—	0.9	0.01	0.7	—	—	0.7	0.01
Mark to market portion of stock-based compensation	(0.6)	—	—	(0.6)	(0.01)	5.6	—	—	5.6	0.06
Gain on sale of facilities	(11.7)	—	—	(11.7)	(0.11)	—	—	—	—	—
Tax effect adjustments[1]	—	—	(6.0)	(6.0)	(0.06)	—	—	(7.8)	(7.8)	(0.09)
Adjusted (non-IFRS)2	$101.2			$63.9	$0.65	$86.2			$51.6	$0.56
1Adjustments to provision for income taxes relate to the income tax effects of adjustment items that are excluded for the purposes of calculating non-IFRS based adjusted net income.
2The composition of these Non-IFRS Measures has been revised from what was previously disclosed. See "Non-IFRS and Other Financial Measures."

	Nine Months Ended December 31, 2023					Nine Months Ended January 1, 2023
	Earnings from operations	Finance costs	Provision for income taxes	Net income	Basic EPS	Earnings from Operations	Finance costs	Provision for income taxes	Net Income	Basic EPS
Reported (IFRS)	$240.6	$(49.9)	$(45.0)	$145.7	$1.49	$170.6	$(43.9)	$(28.6)	$98.1	$1.07
Amortization of acquisition- related intangibles	51.8	—	—	51.8	0.53	50.1	—	—	50.1	0.54
Restructuring charges	16.2	—	—	16.2	0.17	11.7	—	—	11.7	0.13
Acquisition-related fair value inventory charges	0.8	—	—	0.8	0.01	9.2	—	—	9.2	0.10
Acquisition-related transaction costs	2.1	—	—	2.1	0.02	1.6	—	—	1.6	0.02
Mark to market portion of stock-based compensation	1.8	—	—	1.8	0.02	(1.7)	—	—	(1.7)	(0.02)
Gain on sale of facilities	(11.7)	—	—	(11.7)	(0.12)	—	—	—	—	—
Tax effect of the above adjustments[1]	—	—	(15.6)	(15.6)	(0.16)	—	—	(17.9)	(17.9)	(0.20)
Adjusted (non-IFRS)[2]	$301.6			$191.1	$1.96	$241.5			$151.1	$1.64
1Adjustments to provision for income taxes relate to the income tax effects of adjustment items that are excluded for the purposes of calculating non-IFRS based adjusted net income.
2The composition of these Non-IFRS Measures has been revised from what was previously disclosed. See "Non-IFRS and Other Financial Measures."

The following table reconciles organic revenue to the most directly comparable IFRS measure (revenue):

	Three Months Ended December 31, 2023	Three Months Ended January 1, 2023	Nine Months Ended December 31, 2023	Nine Months Ended January 1, 2023
Organic revenue	$706.2	$599.2	$2,096.5	$1,679.4
Revenues of acquired companies	29.7	41.0	59.5	196.9
Impact of foreign exchange rate changes	16.1	6.8	85.4	(29.7)
Total revenue	$752.0	$647.0	$2,241.4	$1,846.6
Organic revenue growth	9.1%		13.6%

The following table reconciles non-cash working capital as a percentage of revenues to the most directly comparable IFRS measures:

As at	December 31 2023	March 31 2023
Accounts receivable	$557.4	$399.7
Income tax receivable	15.4	15.2
Contract assets	589.7	527.0
Inventories	312.8	256.9
Deposits, prepaids and other assets	113.2	93.4
Accounts payable and accrued liabilities	(617.9)	(647.6)
Income tax payable	(47.3)	(38.9)
Contract liabilities	(356.3)	(296.6)
Provisions	(36.6)	(30.6)
Non-cash working capital	$530.4	$278.5
Trailing six-month revenues annualized	$2,975.4	$2,755.6
Working capital %	17.8%	10.1%

The following table reconciles net debt to adjusted EBITDA to the most directly comparable IFRS measures:

As at	December 31 2023	March 31 2023
Cash and cash equivalents	$260.9	$159.9
Bank indebtedness	(5.2)	(5.8)
Current portion of lease liabilities	(26.7)	(24.0)
Current portion of long-term debt	(0.2)	(0.1)
Long-term lease liabilities	(85.2)	(73.3)
Long-term debt	(1,219.6)	(1,155.7)
Net Debt	$(1,076.0)	$(1,099.0)
Adjusted EBITDA (TTM)[1]	$472.9	$401.2
Net Debt to Adjusted EBITDA[1]	2.3x	2.7x
1The composition of these Non-IFRS Measures has been revised from what was previously disclosed. See "Non-IFRS and Other Financial Measures."

The following table reconciles free cash flow to the most directly comparable IFRS measures:

(in millions of dollars)	Three Months Ended December 31, 2023	Three Months Ended January 1, 2023	Nine Months Ended December 31, 2023	Nine Months Ended January 1, 2023
Cash flows provided by operating activities	$110.5	$116.1	$11.2	$46.4
Acquisition of property, plant and equipment	(12.0)	(18.6)	(46.5)	(32.7)
Acquisition of intangible assets	(5.7)	(6.9)	(16.0)	(14.1)
Free cash flow	$92.8	$90.6	$(51.3)	$(0.4)

Certain Non-IFRS Financial Measures have been revised from previously disclosed values to exclude the impact on stock-based compensation expense of the revaluation of deferred stock units and restricted share units resulting specifically from the change in market price of the Company's common shares between periods. Management believes the adjustment provides further insight into the Company's performance.

The following table reconciles total stock-based compensation expense to its components:

(in millions of dollars)	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022
Total stock-based compensation expense	$4.7	$3.5	$10.0	$19.3	$9.9	$5.3	$(4.0)	$0.8
Less: Mark to market portion of stock-based compensation	(0.6)	(2.0)	4.4	15.1	5.6	1.0	(8.3)	(4.2)
Base stock-based compensation expense	$5.3	$5.5	$5.6	$4.2	$4.3	$4.3	$4.3	$5.0

The following table reconciles the previously reported non-IFRS financial measures to reflect the exclusion of the stock-based compensation revaluation expenses:

(in millions of dollars)	Q3 2023	Q2 2023	Q1 2023	Q4 2022
Previously reported: adjusted earnings from operations	$80.6	$75.1	$87.5	$85.8
Mark to market portion of stock-based compensation	5.6	1.0	(8.3)	(4.2)
Revised: adjusted earnings from operations	$86.2	$76.1	$79.2	$81.6

Previously reported: adjusted EBITDA	$95.1	$88.8	$100.8	$99.1
Mark to market portion of stock-based compensation	5.6	1.0	(8.3)	(4.2)
Revised: adjusted EBITDA	$100.7	$89.8	$92.5	$94.9

Previously reported: adjusted basic earnings per share	$0.52	$0.50	$0.64	$0.64
Mark to market portion of stock-based compensation	0.06	0.01	(0.09)	(0.05)
Tax impact of mark to market portion of stock-based compensation	(0.02)	—	0.02	0.01
Revised: adjusted basic earnings per share	$0.56	$0.51	$0.57	$0.60

INVESTMENTS, LIQUIDITY, CASH FLOW AND FINANCIAL RESOURCES
(In millions of dollars, except ratios)

As at	December 31, 2023	March 31, 2023
Cash and cash equivalents	$260.9	$159.9
Debt-to-equity ratio[1]	0.85:1	1.18:1
1Debt is calculated as bank indebtedness, long-term debt and lease liabilities. Equity is calculated as total equity less accumulated other comprehensive income.

	Three Months Ended December 31, 2023	Three Months Ended January 1, 2023	Nine Months Ended December 31, 2023	Nine Months Ended January 1, 2023
Cash, beginning of period	$187.4	$95.2	$159.9	$135.3
Total cash provided by (used in):
Operating activities	110.5	116.1	11.2	46.4
Investing activities	(269.3)	(43.1)	(315.5)	(42.1)
Financing activities	232.8	130.9	406.1	160.8
Net foreign exchange difference	(0.5)	3.0	(0.8)	1.7
Cash, end of period	$260.9	$302.1	$260.9	$302.1

ATS CORPORATION
Interim Condensed Consolidated Statements of Financial Position
(in thousands of Canadian dollars - unaudited)

As at	December 31 2023	March 31 2023
ASSETS
Current assets
Cash and cash equivalents	$260,888	$159,867
Accounts receivable	557,402	399,741
Income tax receivable	15,363	15,160
Contract assets	589,693	526,990
Inventories	312,762	256,866
Deposits, prepaids and other assets	113,187	93,350
	1,849,295	1,451,974
Non-current assets
Property, plant and equipment	284,456	263,119
Right-of-use assets	106,378	94,212
Other assets	11,339	16,679
Goodwill	1,237,884	1,118,262
Intangible assets	682,316	593,210
Deferred income tax assets	6,356	6,337
	2,328,729	2,091,819
Total assets	$4,178,024	$3,543,793
LIABILITIES AND EQUITY
Current liabilities
Bank indebtedness	$5,179	$5,824
Accounts payable and accrued liabilities	617,897	647,629
Income tax payable	47,268	38,904
Contract liabilities	356,311	296,555
Provisions	36,623	30,600
Current portion of lease liabilities	26,661	23,994
Current portion of long-term debt	207	65
	1,090,146	1,043,571
Non-current liabilities
Employee benefits	24,014	25,486
Long-term lease liabilities	85,263	73,255
Long-term debt	1,219,605	1,155,721
Deferred income tax liabilities	124,031	104,459
Other long-term liabilities	16,699	10,718
	1,469,612	1,369,639
Total liabilities	$2,559,758	$2,413,210

EQUITY
Share capital	$865,649	$520,633
Contributed surplus	23,064	15,468
Accumulated other comprehensive income	49,889	60,040
Retained earnings	676,454	530,707
Equity attributable to shareholders	1,615,056	1,126,848
Non-controlling interests	3,210	3,735
Total equity	1,618,266	1,130,583
Total liabilities and equity	$4,178,024	$3,543,793
Please refer to complete Interim Condensed Consolidated Financial Statements for supplemental notes which can be found on the Company’s profile on SEDAR+ at www.sedarplus.com, the Company's profile on the U.S. Securities and Exchange Commission's website at www.sec.gov, and on the Company’s website at www.atsautomation.com.

ATS CORPORATION
Interim Condensed Consolidated Statements of Income
(in thousands of Canadian dollars, except per share amounts - unaudited)

	Three months ended		Nine months ended
	December 31 2023	January 1 2023	December 31 2023	January 1 2023

Revenues	$752,052	$647,048	$2,241,417	$1,846,593

Operating costs and expenses
Cost of revenues	538,435	463,362	1,606,658	1,331,691
Selling, general and administrative	114,187	107,283	359,811	321,304
Restructuring costs	16,228	10,465	16,228	11,736
Stock-based compensation	4,671	9,933	18,116	11,253

Earnings from operations	78,531	56,005	240,604	170,609

Net finance costs	17,537	19,733	49,945	43,900

Income before income taxes	60,994	36,272	190,659	126,709

Income tax expense	13,812	7,060	45,010	28,574

Net income	$47,182	$29,212	$145,649	$98,135

Attributable to
Shareholders	$47,048	$29,266	$145,276	$97,976
Non-controlling interests	134	(54)	373	159
	$47,182	$29,212	$145,649	$98,135

Earnings per share attributable to shareholders
Basic	$0.48	$0.32	$1.49	$1.07
Diluted	$0.47	$0.32	$1.48	$1.06

Please refer to complete Interim Condensed Consolidated Financial Statements for supplemental notes which can be found on the Company’s profile on SEDAR+ at www.sedarplus.com, the Company's profile on the U.S. Securities and Exchange Commission's website at www.sec.gov, and on the Company’s website at www.atsautomation.com.

ATS CORPORATION
Interim Condensed Consolidated Statements of Cash Flows
(in thousands of Canadian dollars - unaudited)

	Three months ended		Nine months ended
	December 31 2023	January 1 2023	December 31 2023	January 1 2023

Operating activities
Net income	$47,182	$29,212	$145,649	$98,135
Items not involving cash
Depreciation of property, plant and equipment	7,111	6,469	20,791	18,568
Amortization of right-of-use assets	7,304	6,006	21,656	17,407
Amortization of intangible assets	20,743	15,428	62,393	55,620
Deferred income taxes	(8,693)	1,033	(9,020)	(13,192)
Other items not involving cash	(1,871)	(518)	(2,433)	8,029
Stock-based compensation	3,043	1,508	8,146	3,637
Change in non-cash operating working capital	35,689	57,011	(235,977)	(141,809)
Cash flows provided by operating activities	$110,508	$116,149	$11,205	$46,395

Investing activities
Acquisition of property, plant and equipment	$(12,045)	$(18,588)	$(46,516)	$(32,723)
Acquisition of intangible assets	(5,666)	(6,902)	(15,971)	(14,143)
Business acquisitions, net of cash acquired	(266,117)	(18,163)	(275,776)	(18,163)
Settlement of cross-currency interest rate swap instrument	—	—	—	21,493
Proceeds from disposal of property, plant and equipment	14,554	525	22,809	1,431
Cash flows used in investing activities	$(269,274)	$(43,128)	$(315,454)	$(42,105)

Financing activities
Bank indebtedness	$2,495	$(6,345)	$(378)	$9,549
Repayment of long-term debt	(76,151)	(181,897)	(542,095)	(196,199)
Proceeds from long-term debt	310,844	325,270	626,828	395,559
Proceeds from exercise of stock options	775	338	1,954	1,942
Proceeds from U.S. initial public offering, net of issuance fees	—	—	362,072	—
Purchase of non-controlling interest	13	—	(195)	(452)
Repurchase of common shares	—	—	—	(21,071)
Acquisition of shares held in trust	—	(1,184)	(23,820)	(12,365)
Principal lease payments	(5,135)	(5,306)	(18,250)	(16,113)
Cash flows provided by financing activities	$232,841	$130,876	$406,116	$160,850
Effect of exchange rate changes on cash and cash equivalents	(569)	3,085	(846)	1,723
Increase in cash and cash equivalents	73,506	206,982	101,021	166,863
Cash and cash equivalents, beginning of period	187,382	95,163	159,867	135,282
Cash and cash equivalents, end of period	$260,888	$302,145	$260,888	$302,145
Supplemental information
Cash income taxes paid	$7,946	$8,931	$33,662	$36,680
Cash interest paid	$20,814	$23,066	$54,952	$46,019

Please refer to complete Interim Condensed Consolidated Financial Statements for supplemental notes which can be found on the Company’s profile on SEDAR+ at www.sedarplus.com, the Company's profile on the U.S. Securities and Exchange Commission's website at www.sec.gov, and on the Company’s website at www.atsautomation.com.

Notice to Reader: Non-IFRS and Other Financial Measures
Throughout this document, management uses certain non-IFRS financial measures, non-IFRS ratios and supplementary financial measures to evaluate the performance of the Company.

The terms “EBITDA”, "organic revenue", “adjusted net income”, “adjusted earnings from operations”, “adjusted EBITDA”, “adjusted basic earnings per share”, and “free cash flow”, are non-IFRS financial measures, “EBITDA margin”, “adjusted earnings from operations margin”, “adjusted EBITDA margin”, "organic revenue growth", “non-cash working capital as a percentage of revenues”, and “net debt to adjusted EBITDA” are non-IFRS ratios, and "operating margin", “Order Bookings”, "organic Order Bookings", "organic Order Bookings growth", “Order Backlog”, and “book-to-bill ratio” are supplementary financial measures, all of which do not have any standardized meaning prescribed within IFRS and therefore may not be comparable to similar measures presented by other companies. Such measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. In addition, management uses “earnings from operations”, which is an additional IFRS measure, to evaluate the performance of the Company. Earnings from operations is presented on the Company’s consolidated statements of income as net income excluding income tax expense and net finance costs. Operating margin is an expression of the Company’s earnings from operations as a percentage of revenues. EBITDA is defined as earnings from operations excluding depreciation and amortization. EBITDA margin is an expression of the Company’s EBITDA as a percentage of revenues. Organic revenue is defined as revenues in the stated period excluding revenues from acquired companies for which the acquired company was not a part of the consolidated group in the comparable period. Organic revenue growth compares the stated period organic revenue with the reported revenue of the comparable prior period. Adjusted earnings from operations is defined as earnings from operations before items excluded from management’s internal analysis of operating results, such as amortization expense of acquisition-related intangible assets, acquisition-related transaction and integration costs, restructuring charges, the mark-to-market adjustment on stock-based compensation and certain other adjustments which would be non-recurring in nature (“adjustment items”). Adjusted earnings from operations margin is an expression of the Company’s adjusted earnings from operations as a percentage of revenues. Adjusted EBITDA is defined as adjusted earnings from operations excluding depreciation and amortization. Adjusted EBITDA margin is an expression of the entity’s adjusted EBITDA as a percentage of revenues. Adjusted basic earnings per share is defined as adjusted net income on a basic per share basis, where adjusted net income is defined as adjusted earnings from operations less net finance costs and income tax expense, plus tax effects of adjustment items and adjusted for other significant items of a non-recurring nature. Non-cash working capital as a percentage of revenues is defined as the sum of accounts receivable, contract assets, inventories, deposits, prepaids and other assets, less accounts payable, accrued liabilities, provisions and contract liabilities divided by the trailing two fiscal quarter revenues annualized. Free cash flow is defined as cash provided by operating activities less property, plant and equipment and intangible asset expenditures. Net debt to adjusted EBITDA is the ratio of the net debt of the Company (cash and cash equivalents less bank indebtedness, long-term debt, and lease liabilities) to adjusted EBITDA. Order Bookings represent new orders for the supply of automation systems, services and products that management believes are firm. Organic Order Bookings are defined as Order Bookings in the stated period excluding Order Bookings from acquired companies for which the acquired company was not a part of the consolidated group in the comparable period. Organic Order Bookings growth compares the stated period organic Order Bookings with the reported Order Bookings of the comparable prior period. Order Backlog is the estimated unearned portion of revenues on customer contracts that are in process and have not been completed at the specified date. Book to bill ratio is a measure of Order Bookings compared to revenue.

Following amendments to ATS’ Restricted Stock Unit ("RSU") Plan in 2022 to provide for settlement in shares purchased in the open market and the creation of the employee benefit trust to facilitate such settlement, ATS began to account for equity-settled RSUs using the equity method of accounting. However, prior RSU grants which will be cash-settled and deferred stock unit ("DSU") grants which will be cash-settled are accounted for as described in the Company's annual consolidated financial statements and have significant volatility period over period based on the fluctuating price of ATS’ common shares. As a result, certain Non-IFRS Financial Measures (EBITDA, adjusted EBITDA, net debt to adjusted EBITDA, adjusted earnings from operations and adjusted basic earnings per share) were revised from previously disclosed values to exclude the impact on stock-based compensation expense of the revaluation of DSUs and RSUs resulting specifically from the change in market price of the Company's common shares between periods. Management believes that this adjustment provides further insight into the Company's performance, as share price volatility drives variability in the Company's stock-based compensation expense.

Operating margin, adjusted earnings from operations, EBITDA, EBITDA margin, adjusted EBITDA, and adjusted EBITDA margin are used by the Company to evaluate the performance of its operations. Management believes that earnings from operations is an important indicator in measuring the performance of the Company’s operations on a pre-tax basis and without consideration as to how the Company finances its operations. Management believes that organic revenue and organic revenue growth, when considered with IFRS measures, allow the Company to better measure the Company's performance and evaluate long-term performance trends. Organic revenue growth also facilitates easier comparisons of the Company's performance with prior and future periods and relative comparisons to its peers. Management believes that EBITDA and adjusted EBITDA are important indicators of the Company’s ability to generate operating cash flows to fund continued investment in its operations. Management believes that adjusted earnings from operations, adjusted earnings from operations margin, adjusted EBITDA, adjusted net income and adjusted basic earnings per share are important measures to increase comparability of performance between periods. The adjustment items used by management to arrive at these metrics are not considered to be indicative of the business’ ongoing operating performance. Management uses the measure “non-cash working capital as a percentage of revenues” to assess overall liquidity. Free cash flow is used by the Company to measure cash flow from operations after investment in property, plant and equipment and intangible assets. Management uses net debt to adjusted EBITDA as a measurement of leverage of the Company. Order Bookings provide an indication of the Company’s ability to secure new orders for work during a specified period, while Order Backlog provides a measure of the value of Order Bookings that have not been completed at a specified point in time. Both Order Bookings and Order Backlog are indicators of future revenues that the Company expects to generate based on contracts that management believes to be firm. Organic Order Bookings and organic Order Bookings growth allow the Company to better measure the Company's performance and evaluation long-term performance trends. Organic Order Bookings growth also facilities easier comparisons of the Company's performance with prior and future periods and relative comparisons to its peers. Book to bill ratio is used to measure the Company’s ability and timeliness to convert Order Bookings into revenues. Management believes that ATS shareholders and potential investors in ATS use these additional IFRS measures and non-IFRS financial measures in making investment decisions and measuring operational results.

A reconciliation of (i) adjusted EBITDA and EBITDA to net income, (ii) adjusted earnings from operations to earnings from operations, (iii) adjusted net income to net income, (iv) adjusted basic earnings per share to basic earnings per share (v) free cash flow to its IFRS measure components and (vi) organic revenue to revenue, in each case for the three- and nine-months ended December 31, 2023 and January 1, 2023 is contained in this document (see “Reconciliation of Non-IFRS Measures to IFRS Measures”). This document also contains a reconciliation of (i) non-cash working capital as a percentage of revenues and (ii) net debt to their IFRS measure components, in each case at both December 31, 2023 and March 31, 2023 (see “Reconciliation of Non-IFRS Measures to IFRS Measures”). A reconciliation of Order Bookings and Order Backlog to total Company revenues for the three- and nine-months ended December 31, 2023 and January 1, 2023 is also contained in this news release (see “Order Backlog Continuity”).

Note to Readers: Forward-Looking Statements
This news release contains certain statements that may constitute forward-looking information and forward-looking statements within the meaning of applicable Canadian and United States securities laws ("forward-looking statements"). All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial and territorial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts regarding possible events, conditions or results of operations that ATS believes, expects or anticipates will or may occur in the future, including, but not limited to: the value creation strategy; the Company’s strategy to expand organically and through acquisition, and the expected benefits to be derived; the ABM; disciplined acquisitions; various market opportunities for ATS; expanding in emerging markets; the Company’s Order Backlog partially mitigating the impact of variable Order Bookings; rate of Order Backlog conversion to revenue; the potential impact of timing of customer decisions on Order Bookings, performance period, and timing of revenue recognition; the announcement of new Order Bookings and the anticipated timeline for delivery; potential impacts on the time to convert opportunities into Order Bookings; expected benefits with respect to the Company’s efforts to grow its product portfolio and after-sale service revenues; Company’s goal of expanding its adjusted earnings from operations margin over the long term and potential impact of supply chain disruptions; the ability of after-sales revenues and reoccurring revenues to provide some balance to customers’ capital expenditure cycles; the range of reoccurring revenues as a percentage of total revenues; the impact of developing the Company’s digitalization capabilities, including the collection and interpretation of data, as a key area of growth, and to drive meaningful change to optimize performance for customers; expectation of synergies from integration of acquired companies; non-cash working capital levels as a percentage of revenues in the short-term and the long-term; reorganization activity, and its ability to improve the cost structure of the Company, and to be reallocated to growth areas, and the expected timing and cost of this reorganization activity; expectations in relation to meeting liquidity and funding requirements for investments; potential to use debt or equity financing to support strategic opportunities and growth strategy; underlying trends driving customer demand; potential impacts of variability in bookings caused by the strategic nature and size of electric vehicle programs; expected capital expenditures for fiscal 2024; the Company’s belief with respect to the outcome of certain lawsuits, claims and contingencies; and the uncertainty and potential impact on the Company’s business and operations due to the current macroeconomic environment including the impacts of infectious diseases or any epidemic or pandemic outbreak or resurgence, inflation, supply chain disruptions, interest rate changes, and regional conflicts.

Forward-looking statements are inherently subject to significant known and unknown risks, uncertainties, and other factors that may cause the actual results, performance, or achievements of ATS, or developments in ATS’ business or in its industry, to differ materially from the anticipated results, performance, achievements, or developments expressed or implied by such forward-looking statements. Important risks, uncertainties, and factors that could cause actual results to differ materially from expectations expressed in the forward-looking statements include, but are not limited to: the impact of regional or global conflicts; general market performance including capital market conditions and availability and cost of credit; performance of the markets that ATS serves; industry challenges in securing the supply of labour, materials, and, in certain jurisdictions, energy sources such as natural gas; impact of inflation; interest rate changes; foreign currency and exchange risk; the relative strength of the Canadian dollar; risks related to customer concentration; risks related to a recession, slowdown, and/or sustained downturn in the economy; impact of factors such as increased pricing pressure, increased cost of energy and supplies, and delays in relation thereto, and possible margin compression; the regulatory and tax environment; the emergence of new infectious diseases or any epidemic or pandemic outbreak or resurgence, and collateral consequences thereof, including the disruption of economic activity, volatility in capital and credit markets, and legislative and regulatory responses; the effect of events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transaction counterparties, or other companies in the financial services industry generally, or concerns or rumours about any events of these kinds or other similar risks, that have in the past and may in the future lead to market-wide liquidity problems; energy shortages and global prices increases; inability to successfully expand organically or through acquisition, due to an inability to grow expertise, personnel, and/or facilities at required rates or to identify, negotiate and conclude one or more acquisitions; or to raise, through debt or equity, or otherwise have available, required capital; that the ABM is not effective in accomplishing its goals; ATS is unable to expand in emerging markets, or is delayed in relation thereto, due to any number of reasons, including inability to effectively execute organic or inorganic expansion plans, focus on other business priorities, or local government regulations or delays; that the timing of completion of new Order Bookings is other than as expected due to various reasons, including schedule changes; the customer exercising any right to withdraw the Order Booking or to terminate the program in whole or in part prior to its completion, thereby preventing ATS from realizing on the full benefit of the program; that some or all of the sales funnel is not converted to Order Bookings due to competitive factors or failure to meet customer needs; that the market opportunities ATS anticipates do not materialize or that ATS is unable to exploit such opportunities; failure to convert Order Backlog to revenue and/or variations in the amount of Order Backlog completed in any given quarter; timing of customer decisions related to large enterprise programs and potential for negative impact associated with any cancellations or non-performance in relation thereto; that the Company is not successful in growing its product portfolio and/or service offering or that expected benefits are not realized; that efforts to expand adjusted earnings from operations margin over long-term are unsuccessful, due to any number of reasons, including less than anticipated increase in after-sales service revenues or reduced margins attached to those revenues, inability to achieve lower costs through supply chain management, failure to develop, adopt internally, or have customers adopt, standardized platforms and technologies, inability to maintain current cost structure if revenues were to grow, and failure of ABM to impact margins; that after-sales or reoccurring revenues do not provide the expected balance to customers’ expenditure cycles; that reoccurring revenues are not in the expected range; the development of the Company’s digitalization capabilities fails to achieve the growth or change expected; that acquisitions made are not integrated as quickly or effectively as planned or expected and, as a result, anticipated benefits and synergies are not realized; non-cash working capital as a percentage of revenues operating at a level other than as expected due to reasons, including, the timing and nature of Order Bookings, the timing of payment milestones and payment terms in customer contracts, and delays in customer programs; that planned reorganization activity does not succeed in improving the cost structure of the Company or that the investment is not reallocated to growth areas, or is not completed at the cost or within the timelines expected, or at all; underlying trends driving customer demand will not materialize or have the impact expected; that capital expenditure targets are increased in the future or the Company experiences cost increases in relation thereto; risk that the ultimate outcome of lawsuits, claims, and contingencies give rise to material liabilities for which no provisions have been recorded; and other risks and uncertainties detailed from time to time in ATS' filings with securities regulators, including, without limitation, the risk factors described in ATS’ annual information form for the fiscal year ended March 31, 2023, which are available on the System for Electronic Document Analysis and Retrieval ("SEDAR+") at www.sedarplus.com and on the U.S. Securities Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”) at www.sec.gov. ATS has attempted to identify important factors that could cause actual results to materially differ from current expectations, however, there may be other factors that cause actual results to differ materially from such expectations.

Forward-looking statements are necessarily based on a number of estimates, factors, and assumptions regarding, among others, management's current plans, estimates, projections, beliefs and opinions, the future performance and results of the Company’s business and operations; the ability of ATS to execute on its business objectives; and general economic and political conditions, and global events, including any epidemic or pandemic outbreak or resurgence.

Forward-looking statements included in this news release are only provided to understand management’s current expectations relating to future periods and, as such, are not appropriate for any other purpose. Although ATS believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and ATS cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. ATS does not undertake any obligation to update forward-looking statements contained herein other than as required by law.